FOR IMMEDIATE RELEASE

JED OIL INC. AND JMG EXPLORATION, INC. ANNOUNCE PROPOSED ACQUISITION OF JMG EXPLORATION, INC. BY JED OIL INC.

ALL DOLLAR AMOUNTS ARE IN U.S. DOLLARS.

Calgary, Alberta – Monday, February 27, 2006 – JED Oil Inc. (Amex: JDO) (“JED”) and JMG Exploration, Inc. (PCX: JMG, JMG+) (“JMG”) today announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED.  The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG.  This exchange ratio is based on the “market to market” recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED.  Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED.  It is anticipated that all of the outstanding common shares, warrants and options of JMG will be converted at the above mentioned exchange rate.  The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.

Following the transaction, JED will have approximately 18 million common shares outstanding, of which approximately 3.36 million will be issued for the acquisition of JMG.  There will also be approximately 1,159,667 warrants exercisable at $6.375, approximately 1,239,090 warrants exercisable at $7.50 and approximately 250,124 warrants exercisable at $9.00, as a result of the transaction, all with the new expiry date of January 15, 2007.  In addition, there will also be 126,667 underwriter’s warrants from the JMG initial public offering exercisable at $10.50 after August 8, 2006 and expiring August 8, 2010 as well as JED’s 118,500 outstanding underwriter’s warrants from its initial public offering in 2004, exercisable at $4.40. Following the transaction JED will also have approximately 1.5 million outstanding options, including 305,500 issued for the currently outstanding JMG options, and 1 million common shares reserved for the conversion of convertible debt.

As previously announced, there are existing relationships between JED and JMG.  JED is structured to perform development drilling of oil and gas wells and JMG was created by principals of JED to be a complementary driller of exploratory oil and gas wells.  JED and JMG are parties to the Amended and Restated Agreement of Business Principles dated May 12, 2005 with Enterra Energy Trust, and most of JMG’s staff is provided by JED under a Joint Services Agreement dated January 1, 2006.  In addition, Reg J. Greenslade is Chairman and Thomas J. Jacobsen is a director of both companies.  The Boards of both JMG and JED have created independent committees consisting of their independent directors, who have unanimously approved the transaction.  The members of each independent committee have no relationship with the other company, other than in some cases holding an immaterial amount of common stock of the other company.  The independent committees are charged with authority to conduct the process of the transaction, including any amendments to the terms, and will each engage different independent third party financial advisors to prepare a fairness opinion and advise the committees with respect to the proposed transaction.

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JED Oil and JMG Exploration News Release

February 27, 2006

The acquisition is planned as a merger of JMG, a Nevada company, with a wholly-owned U.S. subsidiary of JED, an Alberta company.  Under this process, the transaction will be subject to the approval of JMG’s shareholders.  In addition, although not legally required, the directors of JED have also decided to make the transaction subject to the approval of JED’s shareholders.  The decision to submit the proposed transaction for the approval of JED’s shareholders is one of the corporate governance practices JED is taking that are above and beyond the legal requirements in order to make this process as independent and transparent as possible.  The acquisition is expected to close in May.

“The success of our land acquisition and exploration drilling programs has created substantial development potential,” stated Scobey Hartley, President of JMG.  “This transaction will facilitate this development with JED’s proven management group and create a significant oil and gas company that has a full complement of management, production and future projects.”

“The significant number of development drilling locations combined with the substantial land inventory associated with JMG should provide continued growth for JED,” added Al Williams, JED’s President.  “Bringing the two companies under one management team will also provide significant synergies and operating efficiencies.”

It is anticipated that JED will add three directors from JMG to its Board of Directors.

In other news, Bruce Stewart has resigned as CFO of JED to join another Canadian exploration and production company.  Mr. Stewart has been retained on a consulting basis for an interim period. A search has begun for his replacement. JED's management and board of directors appreciates Mr. Stewart's service to the Company in its initial years of operation and wishes him well.”

About JED: Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States. JED has not made direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED finances the cost of development drilling in exchange for interests in the revenue generated by the properties.

About JMG: JMG Exploration, Inc., which was incorporated under the laws of the State of Nevada on July 16, 2004, explores for oil and natural gas in the United States and Canada. JMG has made direct property acquisitions and develops the oil and natural gas properties of others under arrangements in which JMG finances the cost of exploration drilling in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the securities of either JED or JMG in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman  (212) 836-9609

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com

JMG Exploration Inc.

Reg Greenslade, Chairman

Scobey Hartley, President

(403) 261-2959